Exhibit 18
MULTIPLE CLASS OF SHARES PLAN
FOR
DAILY MONEY FUND: U.S. TREASURY PORTFOLIO
DATED JANUARY 1, 1997
 This Amended and Restated Multiple Class of Shares Plan (the "Plan"), when effective in accordance with its provisions, shall be the written plan contemplated by Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act") for Daily Money Fund: U.S. Treasury Portfolio (the "Fund"), a portfolio of Daily Money Fund (the "Trust").
1. Classes Offered. The Fund offers two classes of its shares: Initial Class and Class B.
2. Distribution and Shareholder Service Fees. Distribution fees and/or shareholder service fees shall be calculated and paid in accordance with the terms of the then-effective plan pursuant to Rule 12b-l under the 1940 Act for the applicable class. Distribution and shareholder service fees currently authorized are as set forth in Schedule I to this Plan.
3. Conversion Privilege. After a maximum holding period of seven years from the initial date of purchase, Class B shares convert automatically to
Initial Class shares of the Fund.   Simultaneously, a portion of the Class
B shares purchased through the reinvestment of Class B dividends or capital gains distributions ("Dividend Shares") will also convert to Initial Class shares. The portion of Dividend Shares that will convert at that time is determined by the ratio of converting Class B non-Dividend Shares held by a shareholder to that shareholder's total Class B non-Dividend Shares. All conversions pursuant to this paragraph 3 shall be made on the basis of the relative net asset values of the two classes, without the imposition of any sales load, fee, or other charge.
4.  Exchange Privileges.
 Initial Class: Initial Class shares purchased through the Fidelity Advisor Funds program may be exchanged for shares of (i) any Fidelity Advisor Fund:
Class A or Class T; (ii) Daily Money Fund: Money Market Portfolio: Initial Class; and (iii) Daily Tax-Exempt Money Fund. Other Initial Class shares may be exchanged for shares of (i) any Fidelity Retail Fund offering an exchange privilege to other Fidelity Retail Funds; (ii) Daily Money Fund:
Money Market Portfolio: Initial Class; and (iii) Daily Tax-Exempt Money
Fund.
 Class B: Shares of Class B may be exchanged for shares of any Fidelity Advisor Fund: Class B.

5.  Expense Allocations.   Expenses shall be allocated under this Plan as
follows:
 A. Class expenses: The following expenses shall be allocated exclusively to the applicable specific class of shares: (i) distribution and shareholder service fees; (ii) transfer agent fees; and (iii) Blue Sky fees.
 B. Fund expenses: Expenses not allocated to specific classes as specified above shall be charged to the Fund and allocated daily to each class on the basis of relative net assets (settled shares). For purposes of this paragraph, "relative net assets (settled shares)" are net assets valued in accordance with generally accepted accounting principles but excluding the value of subscriptions receivable, in relation to the net assets of the Fund.

6. Voting Rights. Each class of shares governed by this Plan (i) shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement; and (ii) shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.
7. Effective Date of Plan. This Plan shall become effective upon the first business day of the month following approval by a vote of at least a majority of the Trustees of the Trust, and a majority of the Trustees of the Trust who are not "interested persons" of the Trust, which vote shall have found that this Plan as proposed to be adopted, including expense allocations, is in the best interests of each class individually and of the Fund as a whole; or upon such other date as the Trustees shall determine.

8. Amendment of Plan. Any material amendment to this Plan shall become effective upon the first business day of the month following approval by a vote of at least a majority of the Trustees of the Trust, and a majority of the Trustees of the Trust who are not "interested persons" of the Trust, which vote shall have found that this Plan as proposed to be amended, including expense allocations, is in the best interests of each class individually and of the Fund as a whole; or upon such other date as the Trustees shall determine.
9. Severability. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.
10. Limitation of Liability. Consistent with the limitation of shareholder liability as set forth in the Trust's Declaration of Trust or other organizational document, any obligations assumed by any Fund or class thereof, and any agreements related to this Plan shall be limited in all cases to the relevant Fund and its assets, or class and its assets, as the case may be, and shall not constitute obligations of any other Fund or class of shares. All persons having any claim against the Fund, or any class thereof, arising in connection with this Plan, are expressly put on notice of such limitation of shareholder liability, and agree that any such claim shall be limited in all cases to the relevant Fund and its assets, or class and its assets, as the case may be, and such person shall not seek satisfaction of any such obligation from the shareholders or any shareholder of the Trust, class or Fund; nor shall such person seek satisfaction of any such obligation from the Trustees or any individual Trustee of the Trust.
      SCHEDULE I DATED NOVEMBER 1, 1996 TO MULTIPLE CLASS OF SHARES PLAN FOR DAILY MONEY FUND: U.S. TREASURY PORTFOLIO DATED JANUARY 1, 1997

FUND/CLASS                      SALES CHARGE          DISTRIBUTION FEE       SHAREHOLDER
                                                      (AS A PERCENTAGE OF    SERVICE FEE
                                                      AVERAGE NET ASSETS)    (AS A PERCENTAGE OF
                                                                             AVERAGE NET ASSETS)

DMF: U.S. Treasury Portfolio
 Initial Class                  none                  0.25-0.40*             none
 Class B                        contingent deferred   0.75**                 0.25


* Pursuant to the Distribution and Service Plan for the Initial Class, FMR is required to make distribution payments from its management fee, its past profits or any other source available. FMR makes such payments at the annual rate of 0.25% or 0.40% of Initial Class average net assets.
** Pursuant to the Distribution and Service Plan for Class B, FMR may make distribution payments from its management fee, its past profits or any other source available. FMR may make such payments at the annual rate of up to 0.40% of Class B average net assets. The balance of Class B's distribution fee is paid directly out of Class B assets.